                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                BWAY Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                BWAY Corporation
                               BCO Holding Company
                              BCO Acquisition, Inc.
                               BWAY Finance Corp.
                      Kelso Investment Associates VI, L.P.
                                   KEP VI, LLC
                                Jean-Pierre Ergas
                                 Warren Hayford
                                Mary Lou Hayford
                                   Kevin Kern
                                 Thomas Eagleson
                                Kenneth Roessler
                                Jeffrey O'Connell
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

    Common Stock, par value $.01, and related Preferred Share Purchase Rights
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    056039100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Kevin Kern
                                BWAY Corporation
                          8607 Roberts Drive, Suite 250
                                Atlanta, GA 30350
                                 (770) 645-4800

                               James J. Connors II
                              BCO Holding Company
                              BCO Acquisition, Inc.
                               BWAY Finance Corp.
                      Kelso Investment Associates VI, L.P.
                                   KEP VI, LLC
                                 320 Park Avenue
                               New York, NY 10022
                                 (212) 751-3939
--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                                  James S. Rowe
                                  Brian R. Boch
                                Kirkland & Ellis
                             200 East Randolph Drive
                                Chicago, IL 60601
                                 (312) 861-2000

                                       and

                              Margaret A. Davenport
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

     a.  [ X ]  The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through
                240.15c-101) or Rule 13e-3(c) ((S) 240-13e-3(c)) under the
                Securities Exchange Act of 1934.

     b.  [   ]  The filing of a registration statement under the Securities Act.

     c.  [   ]  A tender offer.

     d.  [   ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results
of the transaction: [   ]

                            Calculation of Filing Fee

           Transaction Valuation*                  Amount of Filing Fee**
                $195,632,051                               $17,999
--------------------------------------------------------------------------------

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $195,632,051. The filing fee was determined by adding (a) the product of (i) the 8,708,626 shares of Common Stock that are proposed to be retired or exchanged in the merger and (ii) the merger consideration of $20.00 to be paid with respect to each share of Common Stock outstanding immediately prior to the merger, plus (b) $21,459,531 expected to be paid upon cancellation or exchange of outstanding options (the "Total Consideration").

** The filing fee equals the product of 0.000092 multiplied by the Total Consideration.

             [ X ] Check the box if any part of the fee is offset as provided by
                   Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $17,999
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: BWAY Corporation
Date Filed:  November 8, 2002

         Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") to amend and restate the Rule 13e-3 transaction statement on Schedule 13E-3 filed by (1) BWAY Corporation, a Delaware corporation ("BWAY"), (2) BCO Holding Company, a Delaware corporation ("BCO Holding"), (3) BCO Acquisition, Inc., a Delaware corporation ("BCO Acquisition"), (4) BWAY Finance Corp., a Delaware corporation ("BWAY Finance"), (5) Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA VI"), (6) KEP VI, LLC, a Delaware limited liability company ("KEP VI"), (7) Jean-Pierre Ergas, (8) Warren Hayford, (9) Mary Lou Hayford, (10) Kevin Kern, (11) Thomas Eagleson,
(12) Kenneth Roessler and (13) Jeffrey O'Connell. This Schedule 13E-3 relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 30, 2002, by and among BWAY, BCO Holding and BCO Acquisition.

     If the Merger Agreement and the merger transaction contemplated thereby (the "Merger") are approved by BWAY's stockholders and the other conditions to the closing of the Merger are satisfied or waived, BCO Acquisition will be merged with and into BWAY, with BWAY being the surviving corporation. After the Merger, BCO Holding will own all of the capital stock of BWAY, and BCO Holding will be owned by affiliates of Kelso & Company, L.P. ("Kelso"), a New York based sponsor of private equity transactions, and certain members of BWAY's senior management team. Immediately prior to the Merger, each of Jean-Pierre Ergas, Warren Hayford, Mary Lou Hayford, Kevin Kern, Thomas Eagleson, Kenneth Roessler and Jeffrey O'Connell (the "Continuing Investors") will exchange some of their shares of BWAY common stock or some of their BWAY stock options for equity interests in BCO Holding. Each Continuing Investor will sell or "cash-out" the remainder of his or her current equity interests in BWAY in the Merger. Each Continuing Investor's shares of BWAY common stock, including the shares underlying his or her BWAY stock options, will be valued at $20.00 per share. As a result of the Merger, BWAY will be a privately held company and there will be no public market for its common stock. BWAY will also apply to the New York Stock Exchange for the delisting of shares of BWAY common stock and to the SEC for the deregistration of BWAY common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BWAY, however, will likely be required to resume filing periodic reports with the SEC as a result of its issuing debt securities registered under the Securities Act of 1933, as amended.

     Concurrently with the filing of this Schedule 13E-3, BWAY is filing with the SEC a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the "Proxy Statement") relating to a special meeting of stockholders of BWAY. At the meeting, stockholders of BWAY will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

     The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement.

     The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning BWAY was supplied by BWAY and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than BWAY was supplied by each such filing person and no other filing person, including BWAY, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.  Summary Term Sheet.

     Regulation M-A
     Item 1001

          The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     Regulation M-A
     Item 1002

     (a) Name And Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary - The Companies
                   Information Concerning BWAY

     (b) Securities. The information set forth in the Proxy Statement under the caption "The Special Meeting - Record Date; Voting Rights" is incorporated herein by reference.

     (c) Trading Market And Price. The information set forth in the Proxy Statement under the caption "Market Prices And Dividend Information" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under the caption "Market Prices And Dividend Information" is incorporated herein by reference.

     (e)  Prior Public Offerings.

                   None.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Market Prices And Dividend Information
                   Transactions in Shares of Common Stock by Certain Persons

ITEM 3.  Identity and Background of Filing Person.

     Regulation M-A
     Item 1003

     (a) Name And Address. The following sets forth the name, address and telephone number of the filing persons:

          BWAY Corporation, the subject company
          8607 Roberts Drive, Suite 250
          Atlanta, GA  30350
          (770) 645-4800

          BCO Holding Company

          BCO Acquisition, Inc.
          BWAY Finance Corp.
          Kelso Investment Associates VI, L.P.
          KEP VI, LLC
          320 Park Avenue,
          24th Floor New York, NY 10022
          (212) 751-3939

          Jean-Pierre Ergas, Chairman and Chief Executive Officer of BWAY Warren Hayford, Vice Chairman and Director of BWAY
          Mary Lou Hayford, stockholder of BWAY
          Kevin Kern, Vice President of Administration and Chief
          Financial Officer of BWAY
          Thomas Eagleson, Executive Vice President Manufacturing/Engineering
           of BWAY
          Kenneth Roessler, Executive Vice President Sales and Marketing of
           BWAY
          Jeffrey O'Connell, Vice President and Treasurer of BWAY
          c/o BWAY Corporation
          8607 Roberts Drive, Suite 250
          Atlanta, GA 30350
          (770) 645-4800

     The following sets forth the names and titles of the directors and executive officers of BWAY. The business address and telephone number of each such person listed is: c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, GA 30350, (770) 645-4800.

          Jean-Pierre Ergas, Chairman and Chief Executive Officer Kevin Kern, Vice President of Administration and Chief Financial
           Officer
          Thomas Eagleson, Executive Vice President
          Manufacturing/Engineering
          Kenneth Roessler, Executive Vice President Sales and Marketing Jeffrey O'Connell, Vice President, Treasurer and Secretary Warren Hayford, Vice Chairman and Director
          Thomas Donahoe, Director
          Alexander Dyer, Director
          John Jones, Director
          John Puth, Director
          John Stirrup, Director

     The following sets forth the names and titles of the directors and executive officers of BCO Holding, BCO Acquisition and BWAY Finance. The business address and telephone number of each such person listed is: c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022, (212) 751-3939.

          Thomas R. Wall, IV, President and Director
          David I. Wahrhaftig, Vice President, Treasurer and Director James J. Connors II, Vice President, Secretary and Director Stanley de J. Osborne, Vice President, Assistant Treasurer and
           Assistant Secretary
          Howard A. Matlin, Vice President

     The following sets forth the name, address and telephone number of the general partner of KIA VI:

          Kelso GP VI, LLC
          c/o Kelso & Company, L.P.
          320 Park Avenue, 24th Floor
          New York, NY 10022
          (212) 751-3939

     The following sets forth the names and titles of each managing member of Kelso GP VI, LLC and KEP VI. The business address and telephone number of each such person listed is: c/o Kelso & Company, L.P., 320 Park Avenue, 24th floor, New York, NY 10022, (212) 751-3939.

          Frank T. Nickell, President and Chief Executive Office, Managing
           Member
          Thomas R. Wall, IV, Managing Member
          George E. Matelich, Managing Member
          Michael B. Goldberg, Managing Member
          David I. Wahrhaftig, Managing Member
          Frank K. Bynum, Jr., Managing Member
          Philip E. Berney, Managing Member

    BCO Holding, BCO Acquisition, BWAY Finance, KIA VI and KEP VI do not believe that they are affiliates of BWAY at this time. They filed this Schedule 13E-3 solely in light of their relationship with the Continuing Investors and the fact that they have noticed that in some instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3. BCO Holding, BCO Acquisition, BWAY Finance, KIA VI and KEP VI do not believe this relationship, which consists of (1) an understanding with each Continuing Investor concerning the exchange of some of such Continuing Investor's shares of BWAY common stock or BWAY stock options for equity interests in BCO Holding immediately prior to the Merger and (2) the agreement of each of Mr. Ergas, Mr. Hayford and Mrs. Hayford to vote to approve and adopt the Merger Agreement and the Merger, renders BCO Holding, BCO Acquisition, BWAY Finance, KIA VI or KEP VI an affiliate of BWAY.

     (b) Business And Background Of Entities. The information set forth in the Proxy Statement under the captions "Summary - The Companies," "Information Concerning BWAY" and "Information Concerning BCO Holding, BCO Acquisition, BWAY Finance and Other Participating BWAY Affiliates" is incorporated herein by reference. KIA VI, a Delaware limited partnership, and KEP VI, a Delaware limited liability company, are private investment funds formed by Kelso. Kelso GP VI, LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of KIA VI.

     (c) Business And Background Of Natural Persons. The following sets forth the business and background of each executive officer and director of BWAY. The current business address and telephone number of each such person is c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, GA 30350, (770) 645-4800.

          Jean-Pierre Ergas became Chairman and Chief Executive Officer of BWAY in January 2000. Mr. Ergas has served as a director of BWAY since August 1995 and served as Vice-Chairman of the BWAY board from July 1999 to December 1999. Mr. Ergas served as Executive Vice President, Europe of Alcan Aluminium Limited, President of Alcan Europe Limited, Executive Chairman of British Alcan Aluminium plc and Chief Executive Officer of Alcan Deutschland GmbH from June 1996 to December 1999. Mr. Ergas served as Senior Advisor to the Chief Executive Officer of Alcan Aluminium Limited from January 1995 to June 1996 and served as a Trustee in Residence of DePaul

          University from February 1994 to December 1994. Prior thereto,
          Mr. Ergas served as Senior Executive Vice President of Pechiney S.A. and as a member of the Pechiney Group Executive Committee from 1987 to January 1994 and also held several management positions with various subsidiaries of Pechiney S.A., serving as: Chief Executive Officer of American National Can Company from 1989 to January 1994 and Chairman of the Board from 1991 to January 1994; Chief Executive Officer of Cegedur Pechiney from 1982 to 1988 and Chairman of the Board from 1987 to 1988; Chief Executive Officer of Cebal S.A. from 1974 to 1982 and Chairman of the Board during 1982; and Marketing Manager for Pechiney Aluminum from 1967 to 1974. Mr. Ergas is a trustee of DePaul and AUP Universities and a director of Dover Corporation and Compagnie Plastic Omnium. Mr. Ergas is a citizen of the United States.

          Kevin Kern has been Vice President of Administration and Chief Financial Officer of BWAY since February 2001. From May 1995 until February 2001, Mr. Kern served as Vice President, was Controller of McKechnie Plastics Components, Inc. From 1981 to 1991, Mr. Kern was employed by Ernst & Young, most recently as a Senior Audit Manager from 1988 to 1991. Mr. Kern is a citizen of the United States.

          Thomas Eagleson has served as Executive Vice President Manufacturing/ Engineering of BWAY since July 2000. Prior thereto, Mr. Eagleson held the positions of Senior Vice President of American National Can from 1993 to 1998, Vice President Manufacturing Food/General Line from 1990 to 1993, Vice President Manufacturing Beverage from 1988 to 1990, Vice President Metal Integration Metal Container from 1987 to 1988, Vice President Manufacturing Food/General Line of National Can Corp from 1985 to 1987 and Manager of Manufacturing Food/General Line of National Can Corp from 1983 to 1985. From 1970 to 1983, Mr. Eagleson held positions of increasing responsibility within the manufacturing organization of National Can Corp. Mr. Eagleson is a citizen of the United States.

          Kenneth Roessler has served as Executive Vice President of Sales and Marketing of BWAY since March 2000. From June 1993 to February 2000, Mr. Roessler served in various senior management positions with Southcorp Packaging USA, including Vice President of Sales and Marketing from 1998 to February 2000, Vice President and General Manager from 1995 to 1998 and Vice President and Chief Financial Officer from June 1993 through 1995. Prior to June 1993, Mr. Roessler held senior management positions with Berwind Corporation. Mr. Roessler is a citizen of the United States.

          Jeffrey O'Connell has been Vice President and Treasurer of BWAY since May 1997 and has served as Secretary of BWAY since May 2001. From
          June 1996 to May 1997, Mr. O'Connell served as Assistant Treasurer of BWAY. From June 1995 to June 1996, Mr. O'Connell served as Vice President of Finance of Macmillan Bloedel Packaging Inc. From October 1994 to June 1995, Mr. O'Connell served as Director of Financial Planning of BWAY. Prior thereto, Mr. O'Connell served as Vice President of Administration of Mead Coated Board Division of The Mead Corporation. Mr. O'Connell is a citizen of the United States.

          Warren Hayford became non-executive Vice-Chairman of the Board of BWAY in December 1999. From 1989 until December 1999, Mr. Hayford served as Chairman of the Board and Chief Executive Officer of BWAY. Mr. Hayford has held a number of senior positions within the packaging industry over the past 35 years including President and Chief Operating Officer of Gaylord Container Corporation ("Gaylord"), a manufacturer of paper packaging products, 1986 to 1988, and Vice Chairman of Gaylord, 1988 through 1992. Mr. Hayford also served as a director of Gaylord from 1986 to 2002. Prior to Gaylord, Mr. Hayford served as President and a director of Gencorp, Inc., President and a director of Navistar International Corporation and Executive Vice President and a director of the Continental Group, Inc. Mr. Hayford is a citizen of the United States.

          Thomas Donahoe has served as a director of BWAY since August 1996.
          Mr. Donahoe was a partner in the accounting firm Price Waterhouse LLP (the "Firm") from 1970 until he retired in June 1996. As a partner in the Firm, Mr. Donahoe held a variety of positions including: Managing Partner-Operations of the Firm's Audit Business Advisory Practice, July 1995 to June 1996; Vice Chairman of the Firm, 1988 to June 1995; member of the Price Waterhouse World Firm General Council, 1985 to June 1995; Managing Partner of the Great Lakes Region, 1978 to June 1995; member of the Firm's Management Committee, 1978 to June 1995; member of the Firm's Policy Board, 1976 to June 1995; and Managing Partner of the Chicago Office, 1976 to June 1994. Mr.Donahoe is a director of Andrew Corporation and NICOR Inc. Mr. Donahoe also serves as a Director or Trustee of a number of not-for-profit entities, including: Chicago Botanic Garden, Chicago Central Area Committee, Executive Service Corp. of Chicago, Kohl's Children's Museum and Rush-Presbyterian-St. Luke's Medical Center. Mr. Donahoe is a citizen of the United States.

          Alexander Dyer has served as a director of BWAY since August 1995.
          Mr. Dyer served as Chairman of Bunzl plc from May 1993 to July 1996 and currently serves as its Deputy Chairman and as Chairman of its Remuneration Committee. Mr. Dyer retired from The BOC Group plc in January 1996, having served as its Chief Executive Officer and Deputy Chairman, in which capacities he served from November 1993 to January 1996. Prior thereto, Mr. Dyer served as Managing Director-Gases of The BOC Group plc from 1989 to 1993 and worked for Air Products and Chemicals Inc. for 26 years, serving most recently as Executive Vice President responsible for worldwide gases and equipment businesses from 1987 to 1989. Mr. Dyer is a citizen of the United States.

          John Jones has served as a director of BWAY since August 1996. From 1989 until his retirement in 1996, Mr. Jones served as Chairman, President and CEO of CBI Industries, Inc. Mr. Jones is a director of Amsted Industries, Inc., NICOR Inc. and Valmont Industries, Inc.
          Mr. Jones also serves as Trustee or Director on a number of not-for-profit entities, including Rush-Presbyterian-St. Luke's Medical Center. Mr. Jones is a citizen of the United States.

          John Puth has served as a director of BWAY since August 1995. Since December 1987, Mr. Puth has served as President of J.W. Puth Associates, an industrial consulting firm. From 1983 to 1987, Mr. Puth was Chairman and President of Clevite Industries, Inc., a manufacturer of industrial products. From 1975 to 1983, Mr. Puth was President and Chief Executive Officer of Vapor Corporation. Mr.
          Puth is a director of A.M. Castle & Co., L.B. Foster Company and
          US Freightways Corporation as well as several privately-held corporations. Since October 1998, Mr. Puth has been a general partner of BVCF III & IV Institutional Venture Capital Funds. Mr. Puth is a citizen of the United States.

          John Stirrup has served as a director of BWAY since 1989. Mr. Stirrup served as an independent consultant of BWAY from June 2000 until December 2001. Mr. Stirrup served as President and Chief Operating Officer of BWAY from 1995 to June 2000 and from 1989 to 1995 Mr. Stirrup served as President and Chief Operating Officer of Brockway Standard, Inc., which at the time was BWAY's principal operating subsidiary. Mr. Stirrup joined Brockway, Inc. (later acquired by Owens-Illinois Corporation) in 1980 and held a variety of positions including: Group Vice President of Metal & Plastic Packaging, Corporate Purchasing and Regional Airlines of Brockway, Inc., 1985 to 1988; Vice President of Sales and Marketing Brockway Glass Containers of Brockway, Inc., 1983 to 1985; Vice President of Operations Brockway Glass Containers of Brockway, Inc., 1981 to 1983; and Vice President of Manufacturing Brockway Glass Containers of Brockway, Inc., 1980 to 1981. Prior to joining Brockway, Inc., Mr. Stirrup held several positions at Kerr Glass Manufacturing Corp., including Vice President of Manufacturing. Mr Stirrup is a citizen of the United States.

          The following sets forth the business and background information of each of Mary Lou Hayford and Jeffrey O'Connell. The current business address and telephone number of each such person is c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, GA 30350, (770) 645-4800.

          Mary Lou Hayford is the wife of Warren Hayford, the Vice-Chairman of the BWAY board. Mrs. Hayford is a citizen of the United States.

          The following sets forth the business and background of each executive officer and director of BCO Holding, BCO Acquisition and BWAY Finance. The current principal business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022, (212) 751-3939.

          Thomas R. Wall, IV joined Kelso in 1983. His current title is
          Managing Director. Mr. Wall is a director of the following:
          (i) Citation Corporation (since 1999; a foundry products company), 2 Office Park Circle, Suite 204, Birmingham, AL 35223; (ii) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (iii) Key Components, Inc. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019; (iv) Mitchell Supreme Fuel Company (since prior to 1997; a fuel, oil and gas supplier to residences and businesses), 532 Freeman Street, Orange, NJ 07050;
          (v) Mosler, Inc. (since prior to 1997; a security company), 8509 Berk Boulevard, Hamilton, OH 45015; (vi) Peebles, Inc. (since 1995; a department store), One Peebles Street, South Hill, VA 23970-5001;
          (vii) TransDigm Inc. (since 1993; a solution provider for aerospace component applications), 26380 Curtiss Wright Parkway, Richmond Hts., OH 44143; and (viii) 21st Century Newspapers, Inc. (since 1997; a newspaper and related publications group), 48 West Huron, Pontiac, MI 48342. Mr. Wall was a director of the following: (i) Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis,
          MO 63131; (ii) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405 Central Avenue, Suite 300, St. Petersburg, FL 33701; (iii) Hillside Broadcasting of North Carolina Holding Corp. (from 1995 to 1998; a television station), Two Park Place, 1888 Emery Street, 2nd Floor, Atlanta, GA 30318; (iv) AMF Bowling, Inc. (from prior to 1997 to July, 2002; an owner/operator of bowling centers and manufacturer/marketer of bowling products), 8100 AMF Drive, Richmond, VA 23111; and (v) iXL Enterprises, Inc. (from 1995 to internet professional services provider), 1888 Emery Street, NW, Atlanta, GA

          30318. He is also a trustee of Choate Rosemary Hall. Mr. Wall is a citizen of the United States.

          David I. Wahrhaftig joined Kelso in 1987 and has served as a Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Wahrhaftig is a director of the following:
          (i) Consolidated Vision Group, Inc. (since 1997; an eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (ii) Endo Pharmaceuticals, Inc. (since 1997; a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317); and (iii) Unilab Corporation (since 1999; a medical testing laboratories company), 18448 Oxnard Street, Tarzana, CA 91356). Mr. Wahrhaftig was a director of Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123. Mr. Wahrhaftig is a citizen of the United States.

          James J. Connors II has been Vice President and General Counsel of Kelso since 1993. Mr. Connors was a director of Scient, Inc. (from June 2002 until October 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174. Mr. Connors is a citizen of the United States.

          Howard A. Matlin joined Kelso in 1997. His current title is Vice President and Chief Financial Officer. Mr. Matlin is a citizen of the United States.

          Stanley de J. Osborne joined Kelso in 1998. His current title is Associate. From 1996 to 1998, Mr. Osborne worked as an associate at Summit Partners, a global private equity and venture capital firm with offices at 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116. Mr. Osborne is a citizen of the United States.

          The following sets forth the business and background of each managing member of Kelso GP VI, LLC and KEP VI. The current principal business address and telephone number of each such person listed is c/o Kelso & Company, L.P., 320 Park Avenue, 24th floor, New York, NY 10022,
     (212) 751-3939.

          Frank T. Nickell joined Kelso in 1977. His current title is President and Chief Executive Officer. Mr. Nickell is a director of the following: (i) The Bear Stearns Companies Inc. (since 1993; a financial services company), 383 Madison Avenue, New York, NY 10179;
          (ii) BlackRock, Inc. (since 1999; a financial and risk management company), 40 East 52nd Street, New York, NY 10022; (iii) Earle M. Jorgensen Company (since 1993; a specialty metal distributor), 3050 E. Birch Street, Brea, CA 92821; and (iv) Peebles, Inc. (since 1995; a department store), One Peebles Street, South Hill, VA 23970-5001.
          Mr. Nickell was a director of Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis, MO 63131. He is also a member of The Board of Visitors of the University of North Carolina and a trustee of the NYU Hospitals Center. Mr. Nickell is a citizen of the United States.

          Thomas R. Wall, IV: see description under directors and executive officers of BCO Holding and BCO Acquisition, above.

          George E. Matelich joined Kelso in 1985. His current title is Managing Director. Mr. Matelich is a director of FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202. Mr. Matelich was a director of the following: (i) Charter Communications Entities (from prior to 1997 to 1998; a cable television company), 12444 Powerscourt Drive, Suite 400, St. Louis, MO 63131 and (ii) Humphreys Inc. (from prior to 1997 to 2001; a men's belt manufacturer), 2009 West Hastings Street, Chicago, IL 60608-1123. He is also a trustee of the University of Puget Sound. Mr. Matelich is a citizen of the United States.

          Michael B. Goldberg has been a Managing Director of Kelso since 1991. Mr. Goldberg is a director of the following: (i) ArmKel, LLC (since 2001; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297; (ii) Consolidated Vision Group, Inc. (since 1997; a eyeglass and contact lens business), c/o America's Best Contacts and Eyeglasses, 7255 Crescent Boulevard, Route 130, Pennsauken, NJ 08110; (iii) Endo Pharmaceuticals, Inc. (since 1997;
          a pharmaceutical company), 100 Painters Drive, Chadds Ford, PA 19317;
          (iv) Hilite Holdings, LLC (since 1999; an automotive parts supplier), c/o Carreras, Kestner & Co., Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, OH 44113; (v) HCI Direct, Inc. (since 1994; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020;
          and (vi) Unilab Corporation (since 1999; a medical testing laboratory company), 18448 Oxnard Street, Tarzana, CA 91356. He also serves as a member of the Phoenix House Foundation Board of Directors and The Wilson Council of the Woodrow Wilson International Center for Scholars. Mr. Goldberg is a citizen of the United States.

          David I. Wahrhaftig: see description under directors and executive officers of BCO Holding and BCO Acquisition, above.

          Frank K. Bynum, Jr. joined Kelso in 1987 and has served as Managing Director since 1998. Prior to becoming a Managing Director, his title was Vice President. Mr. Bynum is a director of the following:
          (i) Plant America, Inc. (since September 24, 2002; a developer of web sites for the "green industry"), 4350 North Fairfax Drive, Ste. 33, Arlington, VA 22203; (ii) CDT Acquisition Corp. (since 1999; a developer and manufacturer of display screens), Greenwich House, Madingley Rise, Madingley Road, Cambridge, England CB3-OHJ, UK;
          (iii) Citation Corporation (since 1999; a foundry products company),
          2 Office Park Circle, Suite 204, Birmingham, AL 35223; (iv) eMarkets, Inc. (since 1999; software and online tools for agrifoods industry), 1606 Golden Aspen Drive, Suite 108, Ames, IA 50010; (v) FairPoint Communications, Inc. (since 1997; a world telephone company), 521 East Morehead Street, Suite 250, Charlotte, NC 28202; and (vi) 21st Century Newspapers, Inc. (since 1997; a newspaper and related publications group), 48 West Huron, Pontiac, MI 48342. Mr. Bynum was a director of the following: (i) HCI Direct, Inc. (from 1994 to May 2002; a direct manufacturer of hosiery), 3369 Progress Drive, Bensalem, PA 19020;
          (ii) Scient, Inc. (formerly known as IXL Enterprises, Inc.) (from 1995 to 2002; an internet professional services provider), 405 Lexington Avenue, 26th Floor, New York, NY 10174; (iii) Cygnus Publishing, Inc. (from 1997 to 2001; a trade publication company), 405 Central Avenue, Suite 300, St. Petersburg, FL 33701 and
          (iv) Hillside Broadcasting of North Carolina Holding Corp. (from 1995 to 1998; a television station), Two Park Place, 1888 Emery Street,
          2nd Floor, Atlanta, GA 30318. He is also a trustee of Prep for Prep. Mr. Bynum is citizen of the United States.

          Philip E. Berney has been a Managing Director of Kelso since 1999. From 1993 to 1999, he was a Senior Managing Director and Head of the High Yield Capital Markets group at Bear, Stearns & Co. (a financial services company), 383 Madison Avenue, New York,

          NY 10179. Mr. Berney is a director of the following: (i) ArmKel, LLC (since 2001; a marketer and manufacturer of branded personal care consumer products), c/o Church & Dwight Co., Inc., 469 North Harrison Street, Princeton, NJ, 08543-5297; (ii) CDT Acquisition Corp. (since 1999; a developer and manufacturer of display screens), Greenwich House, Madingley Rise, Madingley Road, Cambridge, England CB3-OHJ, UK; and (iii) Key Components, LLC. (since 2000; a manufacturer of furniture, locks, electrical and mechanical components), c/o Millbrook Capital Management, 152 West 57th Street, 17th Floor, New York, NY 10019. Mr. Berney is a citizen of the United States.

During the last five years, none of the persons or entities referred to in this
Item 3 has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  Terms of the Transaction.

     Regulation M-A
     Item 1004

     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary
                   Special Factors
                   The Merger Agreement
                   The Special Meeting
                   Annex A - Agreement and Plan of Merger, dated as of September 30, 2002.

     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary - Effects of the Merger
                   Summary - Post-Merger Ownership and Control
                   Summary - Interests of Certain Persons in the Merger
                   Special Factors - Effects of the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Purposes, Reasons and Plans for
                   BWAY After the Merger
                   Special Factors - Interests of Certain Persons in the Merger The Merger Agreement - Structure of the Merger
                   The Merger Agreement - Effect of the Merger on the Capital
                                          Stock and Stock Options of BWAY and
                                          BCO Acquisition

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet

                   Questions and Answers about the Merger
                   Summary - Rights of Dissenting Stockholders
                   Special Factors - Reasons for the Merger;
                   Recommendation of the Special Committee and the Board
                     of Directors
                   Special Factors - Position of Participating Affiliates as to
                                     Fairness of the Merger
                   Special Factors - Rights of Dissenting Stockholders
                   The Merger Agreement - Dissenters' Rights
                   Annex C - Section 262 of the Delaware General Corporation Law

     (e)  Provisions For Unaffiliated Security Holders. None.

     (f)  Eligibility For Listing Or Trading. Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Regulation M-A
     Item 1005

     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Special Factors - Background of the Merger
                   Special Factors - Interests of Certain Persons in the Merger Transactions in Shares of Common Stock by Certain Persons

     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Summary
                   Special Factors - Background of the Merger
                   Special Factors - Certain Projected Financial Information
                                     Prepared by BWAY's Management
                   Special Factors - Interests of Certain Persons in the Merger The Merger Agreement
                   The Voting Agreements
                   Transactions in Shares of Common Stock by Certain
                     Persons

     (c) Negotiations Or Contacts. The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

     (e) Agreements Involving The Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary - Effects of the Merger
                   Summary - Post-Merger Ownership and Control
                   Summary - Interests of Certain Persons in the Merger Special Factors - Effects of the Merger

                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Purposes, Reasons and Plans for BWAY after the Merger
                   Special Factors - Interests of Certain Persons in the Merger Special Factors - Financing of The Merger
                   Special Factors - Repayment of Indebtedness
                   Special Factors - Financial Advisory Agreement
                   The Merger Agreement
                   The Voting Agreements
                   The Special Meeting
                   Security Ownership of Certain Beneficial Owners and
                     Management

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

     Regulation M-A
     Item 1006

     (b) Use Of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers About the Merger
                   Summary - Effects of the Merger
                   Special Factors - Effects of the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Purposes, Reasons and Plans for
                                     BWAY after the Merger
                   Special Factors - Interests of Certain Persons in the Merger Special Factors - Rights of Dissenting Stockholders
                   The Merger Agreement - Structure of the Merger
                   The Merger Agreement - Effect of the Merger on the Capital
                                          Stock and Stock Options of BWAY and
                                          BCO Acquisition
                   The Merger Agreement - Payment for BWAY Common Stock in the
                                          Merger
                   The Merger Agreement - Dissenters' Rights

     (c)(1)-(c)(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary
                   Special Factors - Effects of the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Purposes, Reasons and Plans for
                                     BWAY after the Merger
                   Special Factors - Interests of Certain Persons in the Merger Special Factors - Financing of the Merger
                   Special Factors - Repayment of Indebtedness
                   Special Factors - Financial Advisory Agreement
                   The Merger Agreement
                   The Voting Agreements
                   The Special Meeting
                   Market Prices and Dividend Information

ITEM 7.  Purposes, Alternatives, Reasons and Effects.

     Regulation M-A
     Item 1013

     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Summary Term Sheet
                    Questions and Answers about the Merger
                    Special Factors - Effects of the Merger
                    Special Factors - Post-Merger Ownership and Control
                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger;
                                      Recommendation of the Special Committee
                                      and the Board of Directors
                    Special Factors - Position of Participating Affiliates as to
                                      Fairness of the Merger
                    Special Factors - Purposes, Reasons and Plans for BWAY
                                      after the Merger

     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Special Factors - Background of the Merger
                   Special Factors - Reasons for the Merger; Recommendation of
                                     the Special Committee and the Board of
                                     Directors
                   Special Factors - Purposes, Reasons and Plans for
                                     BWAY after the Merger
                   Special Factors - Conduct of the Business of BWAY if the
                                     Merger is not Completed

     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Special Factors - Effects of the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Background of the Merger
                   Special Factors - Reasons for the Merger; Recommendation of
                                     the Special Committee and the Board of
                                     Directors
                   Special Factors - Position of Participating
                                     Affiliates as to the Fairness of the Merger
                   Special Factors - Purposes, Reasons and Plans for BWAY
                                     after the Merger

     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary
                   Special Factors
                   The Merger Agreement - Effect of the Merger on the Capital
                                          Stock and Stock Options of BWAY and
                                          BCO Acquisition
                   The Merger Agreement - Payment for BWAY Common Stock in the
                                          Merger
                   The Merger Agreement - Dissenters' Rights

                   The Special Meeting
                   Market Prices and Dividend Information

ITEM 8.  Fairness of the Transaction.

     Regulation M-A
     Item 1014

     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary - Recommendation of the Special Committee and
                             the Board of Directors
                   Summary - Opinion of the Special Committee's Financial
                             Advisor
                   Special Factors - Background of the Merger
                   Special Factors - Reasons for the Merger; Recommendation of
                                     the Special Committee and the Board
                                     of Directors
                   Special Factors - Opinion of the Special Committee's
                                     Financial Advisor
                   Special Factors - Position of Participating Affiliates as to
                                     the Fairness of the Merger
                   Special Factors - Purposes, Reasons and Plans for BWAY after the Merger
                   The Special Meeting - Purpose, Time and Place
                   The Special Meeting - Quorum, Required Vote

     (b) Factors Considered In Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary - Recommendation of the Special Committee and
                             the Board of Directors
                   Summary - Opinion of the Special Committee's Financial
                             Advisor
                   Special Factors - Reasons for the Merger;
                                     Recommendation of the Special Committee and the Board of Directors
                   Special Factors - Members of the Special Committee
                   Special Factors - Opinion of the Special Committee's
                                     Financial Advisor
                   Special Factors - Position of Participating Affiliates as to
                                     the Fairness of the Merger
                   Special Factors - Purposes, Reasons and Plans for BWAY after the Merger
                   Special Factors - Interests of Certain Persons in the Merger

     (c) Approval Of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Summary - Vote Required
                   The Special Meeting - Record Date; Voting Rights The Special Meeting - Quorum; Required Vote

     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet

                    Questions and Answers about the Merger
                    Summary - Recommendation of the Special Committee and the
                              Board of Directors
                    Summary - Opinion of the Special Committee's Financial
                              Advisor
                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger; Recommendation of
                                      the Special Committee and the Board of
                                      Directors
                    Special Factors - Members of the Special Committee
                    Special Factors - Opinion of the Special Committee's
                                      Financial Advisor
                    Special Factors - Position of Participating Affiliates as to
                                      the Fairness of the Merger
                    Special Factors - Purposes, Reasons and Plans for BWAY after the Merger

     (e) Approval Of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Summary - Recommendation of the Special Committee and the
                              Board of Directors
                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger; Recommendation of
                                      the Special Committee and the Board of
                                      Directors
                    Special Factors - Members of the Special Committee
                    Special Factors - Opinion of the Special Committee's
                                      Financial Advisor
                    The Special Meeting - Purpose, Time and Place

     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger; Recommendation of
                                      the Special Committee and the Board of
                                      Directors

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

     Regulation M-A
     Item 1015

     (a) Report, Opinion Or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Summary - Opinion of the Special Committee's Financial
                              Advisor
                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger; Recommendation of
                                      the Special Committee and the Board of
                                      Directors
                    Special Factors - Opinion of the Special Committee's
                                      Financial Advisor
                    Annex B - Opinion of William Blair & Company, L.L.C.

     (b) Preparer And Summary Of The Report, Opinion Or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Summary - Opinion of the Special Committee's Financial
                              Advisor
                    Special Factors - Background of the Merger
                    Special Factors - Reasons for the Merger; Recommendation of
                                      the Special Committee and the Board of
                                      Directors
                    Special Factors - Opinion of the Special Committee's
                                      Financial Advisor
                    Annex B - Opinion of William Blair & Company, L.L.C.

     (c) Availability Of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of BWAY during its regular business hours by any interested holder of BWAY common stock or any representative who has been designated in writing.

ITEM 10. Source and Amount of Funds or Other Consideration.

          Regulation M-A
          Item 1007

          (a)-(d) Source Of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Summary Term Sheet
                    Questions and Answers about the Merger
                    Special Factors - Post-Merger Ownership and Control Special Factors - Interests of Certain Persons in the
                                      Merger
                    Special Factors - Financing of the Merger
                    Special Factors - Interests of Certain Persons in the
                                      Merger
                    Special Factors - Financial Advisory Agreement Special Factors - Estimated Fees and Expenses
                    The Merger Agreement - Financing Covenants

ITEM 11. Interest in Securities of the Subject Company.

          Regulation M-A
          Item 1008

          (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                    Special Factors - Post-Merger Ownership and Control Security Ownership of Certain Beneficial Owners and Management
                    Transactions in Shares of Common Stock by Certain Persons

          (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Transactions in Shares of Common Stock By Certain Persons" is incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

          Regulation M-A
          Item 1012

     (d) Intent To Tender Or Vote In A Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary - Interests of Certain Persons in the Merger
                   Special Factors - Effects of the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Interests of Certain Persons in the Merger The Merger Agreement - Effects of the Merger on the Capital
                                          Stock and Stock Options of BWAY and
                                          BCO Acquisition
                   The Voting Agreements
                   The Special Meeting - Record Date; Voting Rights
                   The Special Meeting - Quorum; Required Vote

     (e) Recommendation Of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary - Recommendation of the Special Committee and the
                             Board of Directors
                   Special Factors - Reasons for the Merger; Recommendation of
                                     the Special Committee and the Board of
                                     Directors
                   Special Factors - Position of Participating Affiliates as to
                                     the Fairness of the Merger
                   Special Factors - Purposes, Reasons and Plans for BWAY after the Merger
                   Special Factors - Interests of Certain Persons in the Merger The Voting Agreements
                   The Special Meeting - Purpose, Time and Place

ITEM 13. Financial Statements.

     Regulation M-A
     Item 1010

     (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary - Selected Historical and Pro Forma Consolidated
                             Financial Data
                   Additional Information - Where You Can Find More Information

          In addition, the information set forth in the Consolidated Financial Statements included in BWAY's Annual Report on Form 10-K for the fiscal year ended September 29, 2002 is incorporated herein by reference.

     (b) Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary - Selected Historical and Pro Forma Consolidated
                             Financial Data Unaudited Pro Forma Financial
                             Information

     (c) Summary Information. The information set forth in the Proxy Statement under the caption "Summary - Selected Historical and Pro Consolidated Financial Data" is incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Regulation M-A
     Item 1009

     (a) Solicitations Or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Questions and Answers about the Merger
                   Summary - Reasons for the Merger; Recommendation of
                             the Special Committee and the Board of Directors
                   Summary - Opinion of the Special Committee's Financial
                             Advisor
                   Special Factors - Background of the Merger
                   Special Factors - Reasons for the Merger; Recommendation of
                                     the Special Committee and the Board of
                                     Directors
                   Special Factors - Opinion of the Special Committee's
                                     Financial Advisor
                   Special Factors - Interests of Certain Persons in the Merger Special Factors - Potential Fraudulent Conveyance Challenge
                                     to the Merger
                   Special Factors - Estimated Fees and Expenses
                   The Merger Agreement - Conditions to the Merger
                   The Special Meeting - Purpose, Time and Place
                   The Special Meeting - Proxies; Solicitation
                   Annex B - Opinion of William Blair & Company, L.L.C.

     (b) Employees And Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                   Summary Term Sheet
                   Summary - Interests of Certain Persons in the Merger
                   Special Factors - Post-Merger Ownership and Control
                   Special Factors - Background of the Merger
                   Special Factors - Interests of Certain Persons in the Merger The Special Meeting - Proxies; Solicitation

ITEM 15. Additional Information.

     Regulation M-A
     Item 1011

     (b) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

     Regulation M-A
     Item 1016

(a)(1)   Letter to Stockholders.  (1)

(a)(2)   Notice of Special Meeting of Stockholders.  (1)

(a)(3)   Preliminary Proxy Statement.  (1)

(b)(1)   Senior Secured Credit Facility Commitment Letter, dated
         September, 30 2002, by and among BCO Acquisition and Deutsche Bank Trust Company Americas. (2)

(b)(2) Bridge Loan Commitment Letter, dated September 30, 2002, by and among BCO Holding, BCO Acquisition and Deutsche Bank Trust
         Corporation.   (2)

(b)(3) Indenture, dated Novemeber 27, 2002, by and among BWAY Finance Corp. and the Bank of New York. (3)

(c)(1) Opinion of William Blair & Company, L.L.C., dated as of September 30, 2002. (4)

(c)(2) Presentation of William Blair & Company, L.L.C. to the Special Committee of the Board of Directors on September 30, 2002. (3)

(d)(1) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Jean-Pierre Ergas. (5)

(d)(2) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Warren Hayford. (5)

(d)(3) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Mary Lou Hayford. (5)

(d)(4) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Thomas Eagleson. (5)

(d)(5) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Kevin Kern. (5)

(d)(6) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Jeffrey O'Connell. (5)

(d)(7) Exchange Agreement, dated September 30, 2002, by and among BCO Holding and Kenneth Roessler. (5)

(d)(8) Voting Agreement, dated September 30, 2002, by and among BCO Holding and Jean-Pierre Ergas. (6)

(d)(9) Voting Agreement, dated September 30, 2002, by and among BCO Holding and Warren Hayford. (6)

(d)(10) Voting Agreement, dated September 30, 2002, by and among BCO Holding and Mary Lou Hayford. (6)

(f)      Section 262 of the Delaware General Corporation Law.  (7)

(g)      None.

________________

     (1) Incorporated herein by reference to the Preliminary Proxy Statement on
         Schedule 14A filed on January 7, 2003.

     (2) Incorporated herein by reference to the original Schedule 13E-3 filed on November 12, 2002.

     (3) Incorporated herein by reference to the Amendment No. 1 to Schedule 13E-3 filed on December 13, 2002.

     (4) Incorporated herein by reference to Annex B to the Preliminary Proxy Statement on Schedule 14A filed on January 7, 2003.

     (5) Incorporated herein by reference to the Schedule 13D filed by BCO Holding Company on October 10, 2002.

     (6) Incorporated herein by reference to the Form 8-K filed by BWAY Corporation on October 3, 2002.

     (7) Incorporated herein by reference to Annex C to the Preliminary Proxy Statement on Schedule 14A filed on January 7, 2003.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: January 7, 2003

                                                     BWAY CORPORATION

                                                     /s/Jean-Pierre Ergas
                                                     ---------------------------
                                                     Name:  Jean-Pierre Ergas
                                                     Title: Chairman and Chief
                                                            Executive Officer


                                                     BCO HOLDING COMPANY


                                                     /s/James J. Connors II
                                                     ---------------------------
                                                     Name:  James J. Connors II
                                                     Title: Vice President


                                                     BCO ACQUISITION, INC.


                                                     /s/James J. Connors II
                                                     --------------------------
                                                     Name:  James J. Connors II
                                                     Title: Vice President


                                                     BWAY FINANCE CORP.


                                                     /s/James J. Connors II
                                                     --------------------------
                                                     Name:  James J. Connors II
                                                     Title: Vice President


                                                     KELSO INVESTMENT ASSOCIATES
                                                     VI, L.P.,
                                                     BY: KELSO GP VI, LLC, ITS
                                                     GENERAL PARTNER

                                                     /s/David I. Wahrhaftig
                                                     ---------------------------
                                                     Name:  David I. Wahrhaftig
                                                     Title: Managing Member


                                                     KEP VI, LLC

                                                     /s/David I. Wahrhaftig
                                                     ---------------------------
                                                     Name:  David I. Wahrhaftig
                                                     Title: Managing Member

                                                     JEAN-PIERRE ERGAS

                                                     /s/Jean-Pierre Ergas
                                                     ---------------------------
                                                     Name: Jean-Pierre Ergas

                                                     WARREN HAYFORD

                                                     /s/Warren Hayford
                                                     ---------------------------
                                                     Name: Warren Hayford

                                                     MARY LOU HAYFORD

                                                     /s/Mary Lou Hayford
                                                     ---------------------------
                                                     Name: Mary Lou Hayford

                                                     KEVIN KERN

                                                     /s/Kevin Kern
                                                     ---------------------------
                                                     Name: Kevin Kern

                                                     THOMAS EAGLESON

                                                     /s/Thomas Eagleson
                                                     ---------------------------
                                                     Name: Thomas Eagleson

                                                     KENNETH ROESSLER

                                                     /s/Kenneth Roessler
                                                     ---------------------------
                                                     Name: Kenneth Roessler

                                                     JEFFREY O'CONNELL

                                                     /s/Jeffrey O'Connell
                                                     ---------------------------
                                                     Name: Jeffrey O'Connell